Exhibit 3.1

Objection Deadline:  December 1, 2011 at 4:00 p.m. (Eastern)

Hearing Date (if objections):  December 8, 2011 at 9:45 a.m. (Eastern)

KASOWITZ, BENSON, TORRES

& FRIEDMAN LLP

David M. Friedman

Michael C. Harwood

Daniel N. Zinman

1633 Broadway

New York, New York 10019

(212) 506-1700

Counsel to the Adelphia Recovery Trust

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

)
In re	)	Chapter 11 Cases
)
Adelphia Communications Corporation, et al.,	)	Case No. 02-41729 (REG)
)
Reorganized Debtors.	)	Jointly Administered
)

MOTION FOR ORDER EXTENDING THE TERM
OF THE ADELPHIA RECOVERY TRUST

The Adelphia Recovery Trust (the “Trust”) submits this motion for entry of an order pursuant to 11 U.S.C. § 105(a) and the terms of the First Modified Fifth Amended Joint Chapter 11 Plan for Adelphia Communications Corporation and Certain of its Affiliated Debtors, dated January 3, 2007 (the “Plan”), extending the term of the Adelphia Recovery Trust, and respectfully represents as follows:

PRELIMINARY STATEMENT

The Trust was formed on February 13, 2007 pursuant to the terms of the Plan, which established an initial term of five years for the Trust, subject to the Trustees’ right to extend the term of the Trust with the Bankruptcy Court’s approval where “necessary for purposes of resolving [the Trust’s] Causes of Action and distributing the proceeds to the holders

of CVV Interests.”   Plan § 9.1(a).   Although the Trust has resolved certain Causes of Action and distributed $215 million to holders of CVV Interests, other Causes of Action have not been and are not likely to be resolved by February 13, 2012.   Under the terms of the Plan, however, the Trust currently is scheduled to dissolve on that date.   Accordingly, the Trust seeks the Court’s approval to extend its term for approximately two years, to and including December 31, 2014.

JURISDICTION

1.                                       This Court has jurisdiction over this Motion pursuant to 11 U.S.C. § 105 and 28 U.S.C. § 1334.  Further, pursuant to the Plan, the Court retained jurisdiction to “issue such orders in aid of execution and consummation of the Plan and/or Plan Documents” and to “hear and determine all matters related to the [Trust].”  See Plan, Article XV(iv) and (xvii).  Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409(a). This matter is a core proceeding pursuant to 28 U.S.C. § 157.

FACTS

A.                                    Background.

2.                                       On June 25, 2002 (the “Petition Date”), Adelphia Communications Corp. (“ACC”) and many of its affiliates and subsidiaries filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) with this United States Bankruptcy Court for the Southern District of New York (the “Court”).

B.                                    The Trust.

3.                                       On January 5, 2007, this Court entered an order (the “Confirmation Order”) confirming the Plan, which provided for the creation of the Trust (f/k/a the “Contingent Value Vehicle” or “CVV”),(1) and appointment of the trustees for the Trust.  Plan § 9.1(a), (b).

4.                                       The Trust was formed on February 13, 2007 (the “Effective Date”), when the Plan went effective, pursuant to the terms of the Amended and Restated Declaration of Trust for Adelphia Recovery Trust, dated February 13, 2007 (the “Trust Declaration”).(2)  See Notice of Entry of Order Confirming First Modified Fifth Amended Joint Chapter 11 Plan for Adelphia Communications Corporation and Certain of its Affiliated Debtors; (II) Occurrence of Effective Date; and (III) Deadline for Filing Administrative Claims and Claims Arising From Rejection of Executory Contracts or Unexpired Leases [Docket No. 13184], at 1.  Pursuant to the Plan and Confirmation Order, title to certain of the Debtors’ causes of action (the “Causes of Action”) were deemed to be assigned, granted and transferred to the Trust.  Plan, § 9.2; Confirmation Order, ¶ 17.

5.                                       The Trust was created for an initial term of five years, and thus was scheduled to be dissolved on February 13, 2012 under the terms of section 9.1(a) of the Plan unless the term of the Trust is extended with this Court’s approval based upon a finding that “such extension is necessary for purposes of resolving such Causes of Action and distributing the proceeds to the holders of CVV Interests”:

The Contingent Value Vehicle shall be dissolved upon the earlier of the distribution of all of its assets to holders of CVV Interests and the fifth anniversary of the creation of the Contingent Value Vehicle, provided that, if warranted by the facts and circumstances involved in resolving the Causes of

(1)           On or about March 15, 2007, the Trust changed its name from the CVV to Adelphia Recovery Trust, pursuant to a Certificate of Amendment to Certificate of Trust filed with the Delaware Secretary of State.

(2)           On June 4, 2008, the Court approved the Second Amended and Restated Declaration of Trust for Adelphia Recovery Trust.  [Docket No. 14135]

Action, upon application to, and if approved by, the Bankruptcy Court upon a finding such extension is necessary for purposes of resolving such Causes of Action and distributing the proceeds to the holders of CVV Interests, the term of the Contingent Value Vehicle may be extended by the CVV Trustees for a specified, finite term, but each such extension must be approved by the Bankruptcy Court within 6 months of the beginning of each such extension.

Plan § 9.1(a).

C.                                    The Trusts’ Causes of Action and Administration.

6.                                       Since it was formed, the Trustees have diligently administered the Trust and pursued the Causes of Action transferred to the Trust under the Plan.  The Trust has resolved Causes of Action against (a) ACC’s former outside auditor, (b) Adelphia’s pre-petition lenders, (c) David Rosenzweig, Leonard Tow, and Mr. Tow’s wife, and (d) Motorola and has distributed approximately $215 million in litigation recoveries (retaining additional recoveries to fund the Trust’s operating expenses) to holders of CVV Interests. As the Court is aware, many of these claims were novel, highly complex and hotly contested, and took years to resolve.  However, other Causes of Action (as defined in the Plan) have not yet been and are not likely to be resolved prior to February 13, 2012, when the Trust is scheduled to be dissolved pursuant to the terms of the Plan unless the Trust’s term is extended.   The unresolved Causes of Action include:

•                                          Buchanan.  The Plan transferred to the Trust the Debtors’ Causes of Action against Buchanan Ingersoll & Rooney PC (“Buchanan”) arising from Buchanan’s pre-petition legal representation of Debtors.  Those Causes of Action are subject to a tolling agreement that has been renewed through March 26, 2012.   Judge McKenna appointed Judge Daniel Weinstein (ret.) to mediate various Adelphia-related claims against Buchanan.

•                                          FPL.  The Trust seeks to recover from FPL Group (“FPL”) a $149 million fraudulent transfer made by ACC to repurchase shares of its common stock from FPL.  Adelphia Recovery Trust v. FPL Group, Inc. et al (04-03295).   The case is ready for trial, subject to resolution of FPL’s motion to withdraw the reference (the “Motion to Withdraw the Reference”), which FPL recently filed in light of the Supreme Court’s decision in Stern v. Marshall.  FPL has also filed a motion for an interlocutory appeal from this Court’s denial of its motion for leave to amend its answer.  That motion is currently sub judice.

•                                          Goldman.  The Trust seeks to recover from Goldman Sachs & Co. (“Goldman”) approximately $63 million (plus interest) in fraudulent transfers made by ACC to Goldman that repaid the margin loan debt of a Rigas Family Entity.   Adelphia Recovery Trust v. Bank of Am., et al. (05-Civ-9050(LMM))  (Claim 31)  The District Court granted summary judgment in favor of Goldman and the Trust appealed that decision.  The appeal is fully briefed and pending before the Second Circuit.  Oral argument has been requested but has not yet been scheduled.

•                                          Prestige.   The Trust seeks to recover fraudulent transfers and damages for aiding and abetting breach of fiduciary duty arising from ACC’s payment to the Prestige Defendants’ for the Rigases’ purchase of certain cable assets from the Prestige Defendants and ACC’s overpayment for other cable assets from the Prestige Defendants.  The District Court granted summary judgment in favor of the Prestige Defendants and the Trust appealed that decision to the Second Circuit.  The appeal is still in the briefing stage.

•                                          Sabres.  The Trust seeks to (i) recover damages from HSBC Bank USA, National Association (“HSBC”) and Key Bank N.A. (“Key Bank”) for aiding and abetting breaches of fiduciary duty arising from (a) Adelphia’s purchase of and payments on certain loans made by, among others, HSBC and Key Bank to a Rigas Family partnership that owned the Buffalo Sabres hockey team and (b) John Rigas’ purchase of the team using Adelphia financing. The Trust also seeks to equitably subordinate or disallow the administrative claims of HSBC and Key Bank, which arise from events alleged to have occurred in the Buffalo Sabres’ bankruptcy case in the United States Bankruptcy Court for the Western District of New York (the “Western District Court”).  Additionally, HSBC has brought counterclaims against the Trust similar to those administrative claims.  HSBC and Key Bank have moved to dismiss the Trust’s claims and the Trust has moved to dismiss HSBC’s counterclaims.  The Western District Court, where those motions are pending, recently requested additional briefs to address subsequent events in related Adelphia litigation.

7.                                       In addition to resolving the remaining Causes of Action, the Trust must perform various administrative tasks necessary to wind down and terminate the Trust, such as file necessary forms with the Securities and Exchange Commission, file tax returns, and make final distributions to holders of CVV Interests.

REQUEST FOR RELIEF

8.                                       As discussed above, the Plan provides that the Trust may be extended beyond its initial five-year term if the Court approves after finding that “such extension is necessary for purposes of resolving such Causes of Action and distributing the proceeds to the

holders of CVV Interests.”  Plan § 9.1(a).   It is highly unlikely that the remaining Causes of Action will be resolved or that the administrative steps necessary to terminate the Trust will be complete by February 13, 2012.   The Trust believes that it is in its best interests and those of its holders that it be afforded the opportunity to continue to pursue the remaining Causes of Action. Thus, in order to maximize the value of the remaining Causes of Action and to provide for an orderly termination of the Trust, the Trust respectfully requests that the Court (1) enter a finding that an extension is necessary for purposes of resolving the remaining Causes of Action and distributing proceeds to holders of CVV Interests and (2) approve an extension of the Trust’s term to and including December 31, 2014, without prejudice to further extensions.

9.                                       No previous motion for the relief sought herein has been made to this or any other court.

10.                                 The Trust reserves the right to seek an additional extension of the term of the Trust, if an additional extension becomes necessary and in the best interest of the holders of CVV Interests.

WHEREFORE, the Trust respectfully requests that the Court (1) enter the proposed under attached hereto as Exhibit A, which includes (a) a finding that an extension is necessary for purposes of resolving the remaining Causes of Action and distributing proceeds to holders of CVV Interests, and (b) approve an extension of the Trust’s term to and including December 31, 2014, without prejudice to further extensions; and (2) grant the Trust such other and further relief as the Court deems appropriate.

Dated:	November 21, 2011
New York, New York
KASOWITZ, BENSON, TORRES
& FRIEDMAN LLP

		By:	/s/ David M. Friedman
David M. Friedman (DFriedman@kasowitz.com)
Michael C. Harwood (mharwood@kasowitz.com)
Daniel N. Zinman (dzinman@kasowitz.com)
1633 Broadway
New York, New York 10019
Telephone: (212) 506-1700
Facsimile: (212) 506-1800

Counsel to the Adelphia Recovery Trust

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

)
In re	)	Chapter 11 Cases
)
Adelphia Communications Corporation, et al.,	)	Case No. 02-41729 (REG)
)
Reorganized Debtors.	)	Jointly Administered
)

Exhibit A

ORDER EXTENDING THE TERM

OF THE ADELPHIA RECOVERY TRUST

Upon the motion (the “Motion”), of the Adelphia Recovery Trust (the “Trust”) for an order pursuant to 11 U.S.C. § 105(a) and the terms of the First Modified Fifth Amended Joint Chapter 11 Plan for Adelphia Communications Corporation and Certain of its Affiliated Debtors, dated January 3, 2007 (the “Plan”) extending the term of the Adelphia Recovery Trust; and notice having been given as specified in the Motion; and no other or further notice being necessary or required; and the Court having found that an extension is necessary for purposes of resolving the remaining Causes of Action and distributing proceeds to holders of CVV Interests; and after due deliberation and sufficient cause appearing therefore, it is

ORDERED that the Motion is granted; and it is further

ORDERED that the term of the Trust is hereby extended to and including December 31, 2014, without prejudice to further extensions; and it is further

ORDERED that this Court shall retain jurisdiction over all matters related to the Motion.

Dated:	New York, New York
December , 2011

HON. ROBERT E. GERBER
UNITED STATES BANKRUPTCY JUDGE

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